UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 6, 2026

Thomas S. Whelan
Chief Financial Officer
Coeur Mining, Inc.
200 South Wacker Drive, Suite 2100
Chicago, Illinois 60606

Re: Coeur Mining, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2024
File No. 001-08641

Dear Thomas S. Whelan:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation